14047098

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CM 8-44856

RECEIVED FEB 27 2014

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barrett & Company, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

42 Weybosset Street
(No. and Street)

Providence	**RI**	**02903**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wilson G. Saville **(401)351-1000**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Frechette, McCrory, Michael & Co.
(Name - *if individual, state last, first, middle name)*

40 Westminster Street	**Providence**	**RI**	**02903**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

3/20/14

OATH OR AFFIRMATION

I, Wilson G. Saville, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barrett & Company, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title President

Notary Public

My Commission expires 6-26-17

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARRETT & COMPANY

FINANCIAL STATEMENTS

December 31, 2013

CONTENTS

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette
Edward F. McCrory
Jean Saylor
George F. Warner
Michael S. Resnick
Stephen G. Noyes

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Barrett & Company
Providence, Rhode Island

Report of the Financial Statements

We have audited the accompanying statements of financial condition of Barrett & Company (the Company) as of December 31, 2013 and 2012, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

75 Valley Road Middletown, RI 02842 | 40 Westminster Street, Suite 600 Providence, RI 02903
P: 401.621.6200 F: 401.621.6209 www.bfmmcpa.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barrett & Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purposes of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III and IV is presented for purposes of additional analyses and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
February 6, 2014

BARRETT & COMPANY

STATEMENTS OF FINANCIAL CONDITION
December 31, 2013 and 2012

ASSETS		2013		2012
Cash	$	147,005	$	104,673
Receivables from clearing organizations		83,127		121,783
Account receivable, employee		-		4,037
Securities owned, at market value		60,037		50,403
Furniture and office equipment, at cost, less accumulated depreciation 2013 $154,265; 2012 $144,871		27,531		15,020
Other assets		31		529
	$	317,731	$	296,445

LIABILITIES AND STOCKHOLDERS' EQUITY				
LIABILITIES				
Securities sold, but not yet purchased, at market value	$	7,861	$	2,017
Accounts payable and accrued expenses		45,523		30,569
		53,384		32,586
CONTINGENCY		-		-
STOCKHOLDERS' EQUITY				
Common stock, no par value, 1,000 shares authorized, 244 shares outstanding		275,000		275,000
Additional paid-in capital		278,386		278,386
Retained deficit		(260,629)		(261,117)
		292,757		292,269
Less cost of treasury stock, 25 shares		(28,410)		(28,410)
		264,347		263,859
	$	317,731	$	296,445

See Notes to Financial Statements

BARRETT & COMPANY

STATEMENTS OF INCOME
Years Ended December 31, 2013 and 2012

	2013	2012
REVENUES		
Commissions	$ 1,932,309	$ 2,198,437
Gain on firm's securities trading accounts	3,051,678	2,668,931
Profits from underwriting and selling groups	38,738	107,839
Margin interest	76,043	70,900
Other revenue	123,170	114,959
	5,221,938	5,161,066
EXPENSES		
Stockholder officers' compensation and benefits	852,432	781,771
Employee compensation and benefits	3,251,403	3,438,540
Clearance charges paid to nonbrokers	203,606	191,226
Communications	210,282	208,772
Occupancy and equipment costs	209,385	198,165
Consulting fees	55,000	5,000
Regulatory fees and expenses	60,229	39,041
Taxes, other than income taxes	157,001	156,953
Interest expense	-	2,134
Other operating expenses	222,112	147,544
	5,221,450	5,169,146
NET INCOME (LOSS)	$ 488	$ (8,080)

See Notes to Financial Statements

BARRETT & COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2013 and 2012

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Treasury Stock	Retained Deficit	Total Stockholders' Equity
Balances at January 1, 2012	244	$ 275,000	$ 278,386	$ (28,410)	$ (253,037)	$ 271,939
Net loss	-	-	-	-	(8,080)	(8,080)
Balances at December 31, 2012	244	$ 275,000	$ 278,386	$ (28,410)	$ (261,117)	$ 263,859
Balances at January 1, 2013	244	$ 275,000	$ 278,386	$ (28,410)	$ (261,117)	$ 263,859
Net income	-	-	-	-	488	488
Balances at December 31, 2013	244	$ 275,000	$ 278,386	$ (28,410)	$ (260,629)	$ 264,347

See Notes to Financial Statements

BARRETT & COMPANY

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2013 and 2012

		2013		2012
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	$	488	$	(8,080)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Depreciation		9,394		9,623
Change in assets and liabilities:				
(Increase) decrease in:				
Receivables from clearing organizations		38,656		(48,409)
Accounts receivable, employee		4,037		4,176
Securities owned, at market value		(9,634)		20,454
Other assets		498		(437)
Increase (decrease) in:				
Securities sold, but not yet purchased, at market value		5,844		(12,784)
Accounts payable and accrued expenses		14,954		(23,840)
Net cash provided by (used in) operating activities		64,237		(59,297)
CASH FLOWS FROM INVESTING ACTIVITY				
Capital expenditures		(21,905)		(1,575)
Net cash used in investing activity		(21,905)		(1,575)
Net increase (decrease) in cash		42,332		(60,872)
CASH				
Beginning		104,673		165,545
Ending	$	147,005	$	104,673

See Notes to Financial Statements

BARRETT & COMPANY

NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company, located in Providence, Rhode Island, with customers located mainly throughout New England, is in the business of purchasing and selling securities and is a market-maker in certain securities.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

A summary of the Company's significant accounting policies follows:

Income recognition: Securities transactions and the related commission revenues and expenses are recorded on a settlement date basis. The effect of not recording these transactions on a trade date basis as required by generally accepted accounting principles is not material to these financial statements.

Marketable investment securities: Marketable investment securities are valued at market. Securities not readily marketable are valued at fair value as determined by management.

Income taxes: The Company, with the consent of its stockholders, has elected to be an "S" Corporation under the Internal Revenue Code. In lieu of paying corporate income taxes, the stockholders are taxed individually on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been made.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would ultimately be sustained. The benefit of a tax position is recognized in the financial statements in the period which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any.

Tax positions taken are not offset against or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above, if any, would be reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authority upon examination.

NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Management has determined there are no uncertain income tax positions.

Open tax years are 2010-2013.

Property, equipment and depreciation: Property and equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes. The depreciation expense and accumulated depreciation for the year ended December 31, 2013 were $9,435 and $154,265, respectively, and for the year ended December 31, 2012, $9,623 and $144,871, respectively.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs: The Company charges advertising costs to expense as incurred. There were no advertising costs for the years ended December 31, 2013 and 2012.

Note 2. CASH

The Company maintains its cash accounts in one commercial bank. At times, the amount in the accounts may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash. The amount on deposit at December 31, 2013 did not exceed insurance limits.

Note 3. NFS AGREEMENT

Barrett & Company has an agreement with National Financial Services, LLC (NFS). Under this agreement, NFS clears transactions on a fully disclosed basis for accounts of Barrett & Company and of the Company's customers, which are introduced by the Company and accepted by NFS. NFS maintains stock records and other records on a basis consistent with generally accepted practices in the securities industry and maintains copies of such records in accordance with the FINRA and SEC guidelines for record retention. NFS is responsible for the safeguarding of all funds and securities delivered to and accepted by it. NFS prepares and sends to customers monthly or quarterly statements of account. Barrett & Company does not generate and/or prepare any statements, billings or compilations regarding any account. The Company examines all monthly statements of account, monthly statements of clearing services and other reports provided by NFS and notifies NFS of any error. NFS charges the Company for clearing services. NFS also collects all commissions on behalf of the Company and makes payments to the Company for its share of commissions. This agreement between the two parties can be terminated by either party by giving ninety days prior written notification at the end of the three year agreement to the other party.

Note 3. NFS AGREEMENT (CONTINUED)

The Company carries its receivable from NFS at cost. If a customer of the Company did not pay NFS a commission, the assets of that customer's account would be liquidated to cover any amount owed for the commission. Any shortfall between the value of the assets and the amount owed for the commission would have to be absorbed by the Company as bad debt. The Company has deemed an allowance for such a loss as unnecessary, since historically these losses have been minimal and immaterial.

Note 4. FAIR VALUE MEASUREMENT

The Company follows the guidance of GAAP, which provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with significant frequency and volume to provide pricing information on an ongoing basis.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include the following:

    - Quoted prices for similar assets or liabilities in active markets;
    - Quoted prices for identical or similar assets or liabilities in markets that are not active;
    - Inputs other than quoted prices that are observable for the asset or liability;
    - Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- Level 3 are unobservable inputs for the asset or liability.

Note 4. FAIR VALUE MEASUREMENT (CONTINUED)

The following table sets forth by level, the Company's investments at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Money market	$ 30,894	$ -	$ -	$ 30,894
Cyclical	24,996	-	-	24,996
Distressed	3,102	-	-	3,102
Slow growth	1,045	-	-	1,045
	$ 60,037	$ -	$ -	$ 60,037

The following table sets forth by level, the Company's investments at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Money market	$ 29,235	$ -	$ -	$ 29,235
Cyclical	10,201	-	-	10,201
Speculative growth	5,086	-	-	5,086
Unclassified	4,277	-	-	4,277
Slow growth	1,604	-	-	1,604
	$ 50,403	$ -	$ -	$ 50,403

Note 5. OPERATING LEASES

The Company leases office space in Providence, Rhode Island, certain office equipment, and a vehicle under operating lease agreements. The Providence office space is leased from a related party (See Note 9). The various leases expire through June 2017. Total lease expense for the years ended December 31, 2013 and 2012 was $139,705 and $136,493, respectively.

At December 31, 2013, future minimum lease payments for the office space, equipment, and vehicle were as follows:

Years ending December 31	
2014	$ 43,386
2015	25,398
2016	22,344
2017	7,691
	$ 98,819

Note 6. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company is exempt from segregated reserve bank accounts for the benefit of customers under Rule 15c3-3 as all transactions are cleared through another broker/dealer on a fully disclosed basis.

Note 7. NET CAPITAL REQUIREMENT

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Company had net capital and net capital requirements of $231,977 and $100,000, respectively. At December 31, 2012, the Company had net capital and net capital requirements of $240,577 and $100,000, respectively. The Company's net capital ratios (aggregate indebtedness to net capital) at December 31, 2013 and 2012 was 0.20 to 1 and 0.13 to 1, respectively.

Note 8. STATEMENT PURSUANT TO PARAGRAPH (d) OF RULE 17a-5

There are no material differences between the computation of net capital and the corresponding computation prepared by and included in the Company's unaudited Part IIA Focus Report filing as of December 31, 2013 and 2012.

Note 9. RELATED PARTY TRANSACTIONS

The Company has entered into the following transactions with related parties:

The Company leases its Providence office space from Wilcox Partners, a Rhode Island real estate partnership. The partnership is owned by the stockholders of the Company and a stockholder's son. The space is leased under a noncancelable lease that expires in February 2014. Rent expense related to the lease amounted to $108,000 for the years ended December 31, 2013 and 2012.

Pursuant to Section IX of the agreement to offer clearing and execution services by National Financial Services, LLC (NFS), Barrett & Company must maintain a balance of $250,000 in an escrow account. Stockholders of the Company have pledged certain personally owned marketable securities to fulfill this obligation.

The majority stockholder of the Company entered into a temporary subordinated loan agreement in the amount of $100,000 in September 2012. The loan was initiated through and approved by the Financial Industry Regulatory Authority (FINRA) for a period of 45 days with interest accrued at a rate of 12% per annum. The loan was paid back to the stockholder in the time period specified. Interest expense paid by the Company amounted to $2,134 for the year ended December 31, 2012.

NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

Note 10. PENSION PLAN

The Company has a contributory 401(k) profit sharing plan. The plan covers substantially all of its employees who have completed one month of service and attained age 21 for employee deferrals. The Plan's assets are held by NFS. The Company has the discretion to match employee deferrals for those employees who have completed six months of service and attained age 21. The Company did not make profit sharing contributions in 2013 or 2012.

Note 11. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 3, the Company's customer securities transactions are introduced on a fully-disclosed basis with NFS. NFS carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein NFS may charge any losses it incurs to the Company. The Company seeks to minimize the risk through procedures designed to monitor the credit worthiness of its customers and insure that customer transactions are executed properly by NFS.

Note 12. CONTINGENCIES

The Company is a respondent in an arbitration involving a former customer who alleges unsuitable investments, churning and other causes of action. The customer seeks damages of $240,000. The arbitration is currently in the discovery phase. The Company has complied with all request for information thus far. Given the status of the matter, it is not possible at this time to determine the outcome of this case. No accrual has been included in the accompanying financial statements for any potential loss arising from this claim, as the case is still in the discovery phase.

Note 13. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 6, 2014, the date the financial statements were available to be issued and determined that there have been no events that have occurred that would require adjustments to the financial statements.

BARRETT & COMPANY

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013 and 2012

	2013	2012
AGGREGATE INDEBTEDNESS		
Other accrued expenses	$ 45,523	$ 30,569
Total aggregate indebtedness	$ 45,523	$ 30,569
Minimum required net capital	$ 100,000	$ 100,000
NET CAPITAL		
Stockholders' equity	$ 264,347	$ 263,859
Deductions:		
Account receivable, employee	-	4,037
Furniture and office equipment, net of accumulated depreciation	27,531	15,020
Other assets	31	529
Haircuts on securities owned	4,808	3,696
Net capital	231,977	240,577
Minimum required net capital	100,000	100,000
Capital in excess of minimum requirement	$ 131,977	$ 140,577
Ratio of aggregate indebtedness to net capital	0.20 to 1	0.13 to 1

BARRETT & COMPANY

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2013 and 2012

The Company has been exempt from Rule 15c3-3 because all customer transactions are cleared through another broker/dealer, National Financial Services, LLC (NFS), on a fully disclosed basis.

BARRETT & COMPANY

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013 and 2012

All customer transactions are cleared through National Financial Services, LLC (NFS) on a fully disclosed basis. Thus, testing of the system and procedures to comply with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities, was not applicable.

BARRETT & COMPANY

SCHEDULE IV

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
December 31, 2013 and 2012

SEGREGATION REQUIREMENTS	N/A
FUNDS ON DEPOSIT IN SEGREGATION	N/A

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette
Edward F. McCrory
Jean Saylor
George F. Warner
Michael S. Resnick
Stephen G. Noyes

To the Board of Directors
Barrett & Company
Providence, Rhode Island

In planning and performing our audit of the financial statements of Barrett & Company (the Company), as of and for the years ended December 31, 2013 and 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

75 Valley Road Middletown, RI 02842 | 40 Westminster Street, Suite 600 Providence, RI 02903
P: 401.621.6200 F: 401.621.6209 www.bfmmcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 and 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
February 6, 2014